UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-41999

Linkers Industries Limited
(Registrant’s Name)

Lot A99, Jalan 2A-3, A101& A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisition or Disposition of Asset

On June 17, 2026, Linkers Industries Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”), completed its previously announced acquisition of LPW Electronics Co Ltd (the “Target”), pursuant to an Agreement for Sale and Purchase, dated as of June 17, 2026, by and between the Company and the Chaiman of the Company, Mr. Man Tak LAU.

The Target constitutes a “significant business” of which separate target financial statements and related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X. This Form 6-K contains the information required thereunder, namely (1) the audited financial statements of the Target as of and for the years ended December 31, 2024 and 2025, the accompanying notes thereto and the related Independent Auditor’s Report, and (2) the unaudited pro forma condensed combined financial information of the Company as of and for the period ended December 31, 2025 and for the year ended June 30, 2025, which are filed as Exhibit 99.1, and 99.2, respectively, and incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Audited financial statements of LPW Electronics Co Ltd as of and for the years ended December 31, 2024 and 2025, the notes related thereto, and the Report of Independent Registered Public Accounting Firm, WWC, P.C. dated August 14, 2026
99.2

Unaudited pro forma condensed combined financial information of the Company and LPW Electronics Co Ltd as of and for the period ended December 31, 2025, and the year ended June 30, 2025 and the notes related thereto

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: August 14, 2026	By:	/s/ Wai Kee Kan
	Name:	Wai Kee Kan
	Title:	Chief Executive Officer

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